UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Helix BioPharma Corp.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
422910109
(CUSIP Number)
Veronika Kandziora
ACM Alpha Consulting Management AG
Sihleggstrasse 23
CH – 8832 Wollerau, Switzerland
+41 76 208 2084
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 8, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	422910109

1	NAMES OF REPORTING PERSONS ACM Alpha Consulting Management AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	7	SOLE VOTING POWER

NUMBER OF		580,620

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,238,676

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		580,620

WITH	10	SHARED DISPOSITIVE POWER

		580,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,238,676

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	59.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	422910109

1	NAMES OF REPORTING PERSONS ACM Alpha Consulting Management Est.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Liechtenstein

	7	SOLE VOTING POWER

NUMBER OF		1,004,100

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,238,676

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,004,100

WITH	10	SHARED DISPOSITIVE POWER

		1,067,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,238,676

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	59.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	422910109

1	NAMES OF REPORTING PERSONS Zbigniew Lobacz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Poland

	7	SOLE VOTING POWER

NUMBER OF		12,480,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,238,676

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,480,000

WITH	10	SHARED DISPOSITIVE POWER

		12,480,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,238,676

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	59.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	422910109

1	NAMES OF REPORTING PERSONS Veronika Kandziora

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Germany

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,238,676

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		580,260

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,238,676

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	59.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	422910109

1	NAMES OF REPORTING PERSONS Andreas Kandziora

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Germany

	7	SOLE VOTING POWER

NUMBER OF		63,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,238,676

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		63,000

WITH	10	SHARED DISPOSITIVE POWER

		1,067,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,238,676

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	59.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	422910109

1	NAMES OF REPORTING PERSONS Sylwester Cacek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Poland

	7	SOLE VOTING POWER

NUMBER OF		7,060,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,238,676

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,060,000

WITH	10	SHARED DISPOSITIVE POWER

		7,060,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,238,676

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	59.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	422910109

1	NAMES OF REPORTING PERSONS Slawomir Majewski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Poland

	7	SOLE VOTING POWER

NUMBER OF		1,836,400

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,238,676

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,836,400

WITH	10	SHARED DISPOSITIVE POWER

		1,836,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,238,676

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	59.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	422910109

1	NAMES OF REPORTING PERSONS Andrzej Bernady

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Poland

	7	SOLE VOTING POWER

NUMBER OF		582,950

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,238,676

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		582,950

WITH	10	SHARED DISPOSITIVE POWER

		582,950

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,238,676

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	59.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	422910109

1	NAMES OF REPORTING PERSONS Marek Zielinski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Poland

	7	SOLE VOTING POWER

NUMBER OF		2,817,800

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,238,676

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,817,800

WITH	10	SHARED DISPOSITIVE POWER

		2,817,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,238,676

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	59.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	422910109

1	NAMES OF REPORTING PERSONS Jan Bankiel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Poland

	7	SOLE VOTING POWER

NUMBER OF		741,575

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,238,676

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		741,575

WITH	10	SHARED DISPOSITIVE POWER

		741,575

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,238,676

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	59.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	422910109

1	NAMES OF REPORTING PERSONS Henryk Bankiel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Poland

	7	SOLE VOTING POWER

NUMBER OF		692,075

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,238,676

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		692,075

WITH	10	SHARED DISPOSITIVE POWER

		692,075

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,238,676

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	59.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	422910109

1	NAMES OF REPORTING PERSONS Piotr Grzegorzewski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Poland

	7	SOLE VOTING POWER

NUMBER OF		1,368,700

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,238,676

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,368,700

WITH	10	SHARED DISPOSITIVE POWER

		1,368,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,238,676

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	59.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	422910109

1	NAMES OF REPORTING PERSONS Daniel Laske

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Poland

	7	SOLE VOTING POWER

NUMBER OF		639,100

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,238,676

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		639,100

WITH	10	SHARED DISPOSITIVE POWER

		639,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,238,676

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	59.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	422910109

1	NAMES OF REPORTING PERSONS Elzbieta Sobiech

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Poland

	7	SOLE VOTING POWER

NUMBER OF		958,800

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,238,676

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		958,800

WITH	10	SHARED DISPOSITIVE POWER

		958,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,238,676

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	59.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	422910109

1	NAMES OF REPORTING PERSONS Wojciech Hajduk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Poland

	7	SOLE VOTING POWER

NUMBER OF		5,665,556

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,238,676

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,665,556

WITH	10	SHARED DISPOSITIVE POWER

		5,665,556

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,238,676

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	59.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	422910109

1	NAMES OF REPORTING PERSONS Izabela Flejsierowicz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Poland

	7	SOLE VOTING POWER

NUMBER OF		3,748,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,238,676

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,748,000

WITH	10	SHARED DISPOSITIVE POWER

		3,748,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,238,676

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	59.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer
This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 3, 2011 (the “Original Schedule 13D”) by ACM Alpha Consulting Management AG, ACM Alpha Consulting Management Est., Mr. Zbigniew Lobacz, Ms. Veronika Kandziora and Mr. Andreas Kandziora (collectively, the “Original Reporting Persons”), as amended by Amendment No. 1 thereto filed with the SEC on October 12, 2011 (“Amendment No. 1”), further amended by Amendment No. 2 thereto filed with the SEC on October 19, 2011 (“Amendment No. 2”) and further amended by Amendment No. 3 thereto filed with the SEC on October 20, 2011 (“Amendment No. 3” and, together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”), relating to the common shares, no par value (the “Common Shares”), of Helix BioPharma Corp. (the “Company”). Except as set forth herein, this Amendment No. 4 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.
Item 2. Identity and Background
The following persons are joining the “group” (within the meaning of Rule 13d-5 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) filing of the Original Reporting Persons on the Original Schedule 13D: (i) Sylwester Cacek, a citizen of Poland; (ii) Slawomir Majewski, a citizen of Poland; (iii) Andrzej Bernady, a citizen of Poland; (iv) Marek Zielinski, a citizen of Poland; (v) Jan Bankiel, a citizen of Poland; (vi) Henryk Bankiel, a citizen of Poland; (vii) Piotr Grzegorzewski, a citizen of Poland; (viii) Daniel Laske, a citizen of Poland; (ix) Elzbieta Sobiech, a citizen of Poland; (x) Wojciech Hajduk, a citizen of Poland and (xi) Izabela Flejsierowicz, a citizen of Poland (collectively, the “Additional Reporting Persons and, together with the Original Reporting Persons, the “Reporting Persons”). The Reporting Persons entered into an agreement of joint filing, dated November 8, 2011, a copy of which is attached to this Amendment No. 4 as Exhibit A (the “Joint Filing Agreement”).
The principal residence of: (i) Sylwester Cacek is Grubenstrasse 19, 615 Oberaegeri, Switzerland; (ii) Slawomir Majewski is Ul. Debowa 9, 05-501 Jazgarzewszczayzna, Poland; (iii) Andrzej Bernady is Ul. Szezyglow 25, 40-534 Katowice, Poland; (iv) Marek Zielinski is Ul. Wysoka Glogowska 58A, 36-061 Wysoka Glogowska, Poland; (v) Jan Bankiel is Ul. Centralna 27, 43-186 Orzesze, Poland; (vi) Henryk Bankiel is Ul. Centralna 27, 43-186 Orzesze, Poland; (vii) Piotr Grzegorzewski is Ul. Piotrkowska 1, 95-080 Tuszyn, Poland; (viii) Daniel Laske is Ul. Cyranek 1/2, 40-522 Katowice, Poland; (ix) Elzbieta Sobiech is Szosa Jadowska 54, 05-200 Wolomin, Poland; (x) Wojciech Hajduk is Ul. Ciepielowek 1, 67-410 Slawa, Poland and (xi) Izabela Flejsierowicz is Ul. Ciepielowek 1, 67-410 Slawa, Poland.
The Additional Reporting Persons are all individual private investors. Sylwester Cacek, Andrzej Bernady, Marek Zielinski, Piotr Grzegorzewski, Jan Bankiel, Henryk Bankiel, Elzbieta Sobiech, Daniel Laske, Wojciech Hajduk and Izabela Flejsierowicz are all self employed. Slawomir Majewski is an Officer of Science and International Relations at Warsaw Medical University.
None of the Additional Reporting Persons has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Sylwester Cacek holds 7,060,000 Common Shares, which were purchased for an aggregate purchase price of Cdn $11,296,000.00. Slawomir Majewski holds 1,836,400 Common Shares, which were purchased for an aggregate purchase price of Cdn $2,791,328.00. Andrzej Bernady holds 582,950 Common Shares, which were purchased for an aggregate purchase price of Cdn $1,498,181.50. Marek Zielinski holds 2,742,800 Common Shares and 75,000 warrants convertible into Common Shares, which were purchased for an aggregate purchase price of Cdn $5,101,608.00. Marek Zielinski is entitled to exercise the 75,000 warrants to purchase 75,000 Common Shares of the Company at a price of Cdn $2.87 per Common Share. Jan Bankiel holds 691,575 Common Shares and 50,000 warrants convertible into Common Shares, which were purchased for an aggregate purchase price of Cdn $1,452,307.50. Jan Bankiel is entitled to exercise the 50,000 warrants to purchase 50,000 Common Shares of the Company at a price of Cdn $2.87 per Common Share. Henryk Bankiel holds 642,075 Common Shares and 50,000 warrants convertible into Common Shares, which were purchased for an aggregate purchase price of Cdn $1,316,253.75. Henryk Bankiel is entitled to exercise the 50,000 warrants to purchase 50,000 Common Shares of the Company at a price of Cdn $2.87 per Common Share. Piotr Grzegorzewski holds 1,368,700 Common Shares, which were purchased for an aggregate purchase price of Cdn $2,737,400.00. Daniel Laske holds 639,100 Common Shares, which were purchased for an aggregate purchase price of Cdn $1,188,726.00. Elzbieta Sobiech holds 958,800 Common Shares, which were purchased for an aggregate purchase price of Cdn $1,936,776.00. Wojciech Hajduk holds 5,665,556 Common Shares, which were purchased for an aggregate purchase price of Cdn $9,518,134.08. Izabela Flejsierowicz holds 3,748,000 Common Shares, which were purchased for an aggregate purchase price of Cdn $6,371,600.00. The source of funding for the Common Shares acquired by Sylwester Cacek, Andrzej Bernady, Wojciech Hajduk and Izabela Flejsierowicz was each of their respective personal funds. The source of funding for the Common Shares acquired by Marek Zielinski, Piotr Grzegorzewski, Jan Bankiel, Henryk Bankiel, Elzbieta Sobiech and Daniel Laske was a combination of personal funds and a standard line of credit provided by Raiffeisenbank Liechtenstein. The amount of funds drawn by Marek Zielinski, Piotr Grzegorzewski, Jan Bankiel, Henryk Bankiel, Elzbieta Sobiech and Daniel Laske from each of their respective standard lines of credit to finance the acquisition of such person’s Common Shares did not exceed 20% of the aggregate purchase price for each of their respective number of Common Shares. The source of funding for the Common Shares acquired by Slawomir Majewski was drawn from a standard line of credit provided by Raiffeisenbank Liechtenstein. All standard lines of credit provided by Raiffeisenbank Liechtenstein to the Additional Reporting Persons are unsecured and pursuant to customary terms and conditions with a floating interest rate of 1.25% plus 3-month LIBOR.

Item 4. Purpose of Transaction
On November 8, 2011, the Reporting Persons entered into a Voting and Support Agreement (the “Voting Agreement”), which provides that the Reporting Persons will vote, or cause to be voted, all Common Shares beneficially owned by the Reporting Persons at the Company’s annual meeting on January 30, 2012 (the “Annual Meeting”) in accordance with the recommendations of the Original Reporting Persons under the terms and conditions set forth in the Voting Agreement. In addition, on November 8, 2011, the reporting persons delivered a letter to the Company (the “Letter”) requesting that the Company not engage in any activities outside the ordinary course of the Company’s business. The letter also stated that the Reporting Person support the initiation of certain clinical trials in Poland, but not the commencement of Phase II/III trials of the Tropical Interferan Alpha-26 study until the Annual Meeting takes place. Copies of the Voting Agreement and the Letter are attached to this Amendment No. 4 as Exhibits B and D and are incorporated herein by reference.
As previously disclosed in Amendment No. 2, the Original Reporting Persons delivered a letter to the Company enclosing a Requisition of Meeting of the Shareholders of the Company. (the “Requisition”). Pursuant to the Requisition, the Original Reporting Persons requested that the Board of Directors of the Company (the “Board”) call a meeting of shareholders of the Company, at which the shareholders could vote to pass a resolution (i) to fix the number of directors for election to the Board for the ensuing year at seven and (ii) for the election of directors of the Board, including to consider the nominees identified in the shareholder proposal letter dated August 3, 2011, and filed as Exhibit B to the Original Schedule 13D (the “Shareholder Proposal”), or additional directors to fill vacancies resulting nominees identified in the Shareholder Proposal unwilling or unable to stand for election at the Annual Meeting. Copies of the letter and the Requisition are included as Exhibits A and B to Amendment No. 2. As previously disclosed herein, the Company has set the meeting for January 30, 2012.
Item 5. Interest in Securities of the Issuer
(a) The disclosure herein assumes there were 67,195,987 Common Shares outstanding as of September 30, 2011 (based on the Company’s Annual Report for the fiscal year ended July 31, 2011 and filed with the SEC on November 1, 2011 on Form 20-F). The Common Shares, which may be deemed to be beneficially owned by the Reporting Persons as a “group”, represent approximately 59.9% of the outstanding Common Shares as of the date hereof. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Securities & Exchange Act of 1934, as amended (the “Exchange Act”), which specifically excludes from such calculations all shares which underlie options, warrants, rights or conversion privileges and which are beneficially owned by any person other than a Reporting Person.
By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Common Shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons are, for purposes of 13(d) of the Exchange Act, the beneficial owners of any Common Shares he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Common Shares reported herein that he, she or it does not directly own.

(b) Sylwester Cacek has sole voting and dispositive power with respect to 7,060,000 Common Shares. Slawomir Majewski has sole voting and dispositive power with respect to 1,836,400 Common Shares. Andrzej Bernady has sole voting and dispositive power with respect to 582,950 Common Shares. Marek Zielinski has sole voting and dispositive power with respect to 2,817,800 Common Shares. Jan Bankiel has sole voting and dispositive power with respect to 741,575 Common Shares. Henryk Bankiel has sole voting and dispositive power with respect to 692,075 Common Shares. Piotr Grzegorzewski has sole voting and dispositive power with respect to 1,368,700 Common Shares. Daniel Laske has sole voting and dispositive power with respect to 639,100 Common Shares. Elzbieta Sobiech has sole voting and dispositive power with respect to 958,800 Common Shares. Wojciech Hajduk has sole voting and dispositive power with respect to 5,665,556 Common Shares. Izabela Flejsierowicz has sole voting and dispositive power with respect to 3,748,000 Common Shares. Each of the Original Reporting Persons may be deemed to share voting power with respect to the Common Shares beneficially owned by the Additional Reporting Persons. ACM AG established the account holding the Common Shares owned by each of the Reporting Persons. However, ACM AG does not have the power to vote the Common Shares of the Reporting Persons and such Common Shares may only be disposed of upon instruction by each Reporting Person with respect to each of its respective Common Shares.
(c) The following table sets forth all transactions with respect to the Common Shares effected during the 60 days preceding the event triggering the requirement to file this Amendment No. 4 and preceding the filing of this Amendment No. 4 by each of the Reporting Persons. All of the following transactions were effected in the open market through the Toronto Stock Exchange.

NAME OF
REPORTING		PRICE PER	COMMON
PERSON	TRADE DATE	SHARE(Cdn $)	SHARES	ACTIVITY
Jan Bankiel	November 7, 2011	2.08	23,000	Sell
Henryk Bankiel	November 7, 2011	2.08	20,000	Sell
Daniel Laske	November 7, 2011	2.08	23,000	Sell
Marek Zielinski	October 13, 2011	1.80	300	Sell
Slawomir Majewski	October 13, 2011	1.80	6,100	Sell
Elzbieta Sobiech	October 13, 2011	1.80	300	Sell
Henryk Bankiel	October 13, 2011	1.80	1,100	Sell
Henryk Bankiel	October 4, 2011	1.95	1,100	Sell
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Persons are party to the Joint Filing Agreement, pursuant to Rule 13d-1(k)(1) of the Exchange Act, with respect to the filing of this Amendment No. 4 and any amendments thereto. As discussed elsewhere in this Amendment No. 4, the Reporting Persons are party to the Voting Agreement. Copies of the Joint Filing Agreement, the Voting Agreement, a press release issued on behalf of the Reporting Persons and the Letter are included as Exhibits A, B, C and D to this Amendment No. 4.

ITEM 7. Materials to be Filed as Exhibits

Exhibit	Description

A
Joint Filing Agreement, dated November 10, 2011, among ACM Alpha Consulting Management AG, Veronika Kandziora, ACM Alpha Consulting Management Est., Andreas Kandziora, Zbigniew Lobacz, Sylwester Cacek, Slawomir Majewski, Andrzej Bernady, Marek Zielinski, Jan Bankiel, Henryk Bankiel, Piotr Grzegorzewski, Daniel Laske, Elzbieta Sobiech, Wojciech Hajduk and Izabela Flejsierowicz,

B
Voting and Support Agreement, dated November 8, 2011 among ACM Alpha Consulting Management AG, Veronika Kandziora, ACM Alpha Consulting Management Est., Andreas Kandziora, Zbigniew Lobacz, Sylwester Cacek, Slawomir Majewski, Andrzej Bernady, Marek Zielinski, Jan Bankiel, Henryk Bankiel, Piotr Grzegorzewski, Daniel Laske, Elzbieta Sobiech, Wojciech Hajduk and Izabela Flejsierowicz,

C	Press Release dated November 8, 2011
D	Letter dated November 8, 2011, to Helix Biopharma Corp.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: November 10, 2011

ACM ALPHA CONSULTING MANAGEMENT AG
By:	/s/ Veronika Kandziora
	Name:	Veronika Kandziora
	Title:	President and Chief Executive Officer

ACM ALPHA CONSULTING MANAGEMENT EST.
By:	/s/ Andreas Kandziora
	Name:	Andreas Kandziora
	Title:	President and Managing Director

/s/ Zbigniew Lobacz ZBIGNIEW LOBACZ

/s/ Veronika Kandziora VERONIKA KANDZIORA

/s/ Andreas Kandziora ANDREAS KANDZIORA

/s/ Sylwester Cacek SYLWESTER CACEK

/s/ Slawomir Majewski SLAWOMIR MAJEWSKI

/s/ Andrzej Bernady ANDRZEJ BERNADY

/s/ Marek Zielinski MAREK ZIELINSKI

/s/ Jan Bankiel JAN BANKIEL

/s/ Henryk Bankiel HENRYK BANKIEL

/s/ Piotr Grzegorzewski PIOTR GRZEGORZEWSKI

/s/ Daniel Laske DANIEL LASKE

/s/ Elzbieta Sobiech ELZBIETA SOBIECH

/s/ Wojciech Hajduk WOJCIECH HAJDUK

/s/ Izabela Flejsierowicz IZABELA FLEJSIEROWICZ